Exhibit 4.36

HSH NORDIBANK

HSH Nordbank AG, 0-20079 Hamburg Confidential Mr. Michael Bodouroglou Paragon Shipping Inc. 15, Kararnanli Avenue 16673 Voula, Athens GREECE
Hamburg, August 5, 2011

Your Relationship Manager
Loukas Lagaras
loukas.lagaras@hsh-nordbank.corn
Phone  +30 210 4295 302

Your Credit Analyst
Grit Hildebrandt
grit.hildebrandt@hsh-nordbank.com
Phone / Fax  +49 40 2333-10165/ -6 10165

Dear Michael,

USD 51,500,000 Credit Facility to Paragon Shipping Inc. (the "Borrower", the "Facility") to partly finance the purchase price of the MV "Friendly Seas" (the "Collateral Vessel") Loan Agreement dated July 31, 2008 (the "Loan Agreement") incl. all subsequent Supplemental Agreements to the Loan Agreement.

We refer to our previous correspondence and discussions regarding a) your waiver request concerning the Security Cover and Financial Covenants contained in the Loan Agreement (the "Waiver Request") and b) the voluntary prepayment of in total USD 10,000,000.

We are pleased to inform you that we are prepared to waive the clauses:  8.10 (Application of partial prepayment), 11_21 (Debt Service Reserve Account), 12.4 (Financial Covenants) and 16.1 (Provision of additional security cover; prepayment of Loan) of the Loan Agreement for a period starting 2011 (upon signing of the Third Supplemental Agreement) and ending January 1, 2014  (the "Waiver Period"), more specifically subject covenants will be changed as follows:

1.
Security Cover (Asset Cover Ratio):  readjusted to 100% (from the beginning of the Waiver Period until January 1, 2013), to 110% thereafter until January 1, 2014 and to be increased to 125% thereafter until the maturity of the loan.

2.	Market Value Adiusted Net Worth: USD 110 Mio. (from the beginning of the Waiver Period until January 1, 2014) and thereafter USD 120 Mio. until the maturity of the loan.

3.	Leverage Ratio: 0.8:1 (from the beginning of the Waiver Period until January 1, 2014) and thereafter 0.7:1 until the maturity of the loan.

4.	Dividend Payment:

A/ During the Waiver Period:

As long as the Borrower is in compliance with the relevant relaxed/ waived covenants and no Event of Default has occurred or is continuing or would occur after dividend payment, a payment of up to 100% of the Net Income is allowed, subject to a total free liquidity (following relevant dividend payment) on corporate level equal to at least the next six months debt service_ However, in case that the Borrower is in compliance with the relevant covenants to be applied after the Waiver Period, a payment of up to 100% of the Net Income is allowed.

B/ Following the Waiver Period:

The Borrowers shall not pay any dividends or make any other distributions to shareholders when an Event of Default under the Facility has occurred and is continuing or when an Event of Default would occur as a result of such dividend payment distribution.

5.
Voluntary Prepayment (Clause 8.10):  Option to apply any future voluntary prepayments either a) pro-rata against the remaining instalments and the balloon or b) against the balloon only or c) against the upcoming repayment instalments only.

subject to:

1.
Prepayment of in total USD 10,000,000 being applied as follows:  USD 4,000,000 against the balloon payment and USD 6,000,000 against the repayment instalments, with each repayment instalment to be reduced to USD 375,000 starting from the instalment due on 05111/2011_

2.	Waiver fee of USD 25,000 (flat), payable at the closing of the amendment documentation.

3.	Minimum Liquidity kept on the pledged Debt Service Reserve Account to be USD 375,000 until the maturity of the loan.

4.	Minimum Free Liquidity on corporate level of USD 500,000 per fleet vessel until the maturity of the loan.

5.	Margin of 3.00% p.a., to be paid up from end of Margin Fixing date (05.08.2011) until the maturity of the loan.

6.	Satisfactory waiver and amendment documentation.

All other provisions of the Loan Agreement remain legally binding and unchanged. We would like to point out that any charter renegotiation may trigger an Event of Default_

Please note that all legal costs and expenses incurred by this waiver and the amendment documentation will be at cost of the Borrower.

Kindly confirm your acceptance by countersigning this letter below and we will mandate our legal representatives with amendment of the loan documentation accordingly.

Yours sincerely,

HSH Nordbank AG

/s/ Marcus Engel	/s/ Grit Hildebrandt

Marcus Engel	Grit Hildebrandt

Voula, 5/8/11	/s/ Robert Perri	/s/ M. Stefanou

Place, Date	For and on behalf of Paragon Shipping Inc.